

05005377

File No. 82-34719



SECURITAS

Press Release from Securitas AB

January 14, 2005

Securitas completes Belgacom transaction

In accordance with the agreement with Belgacom S.A signed in April 2001, Securitas has today acquired the minority interest in Alert Services Holding S.A for MEUR 50 (MSEK 450). This final step completes the Belgacom transaction that has strengthened Securitas small alarm position in the Belgian and Dutch markets.

In April 2001 Securitas Direct signed an agreement with Belgacom S.A. to combine their respective small alarms operations in the Benelux and France.

The transaction was to be completed in three steps. As a first and immediate step, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in Alert Services Holding (ASH). As a second step in 2002, Securitas transferred its French small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. These two steps did not include any exchange of cash. ASH was consolidated in the Securitas Group as from March 1, 2002

In the third step, Securitas has now acquired the remaining 28 per cent of the shares in ASH for MEUR 50 (MSEK 450).

Through the final step of the transaction ASH is now a wholly owned subsidiary of Securitas with sales of approximately MEUR 23 (MSEK 207) with 91 000 alarm connections in the Benelux area.

The transaction is subject to clearance by the Belgian competition authority.

Contact:
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523
+44 (0) 7884 117 192

The press release is also available on: www.securitasgroup.com

Securitas is a World leader in security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200 000 employees in more than 20 countries in Europe and USA.

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

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